Exhibit 12.1





                    Ration of Earnings to Fixed Charges
                           (dollars in thousands)



                                                              Three     Three
                        March 5, 1996     Year               Months    Months
                        (inception) to    Ended              Ended     Ended
                        December 31,    December 31,        March 31, March 31,
                            1996           1997       1998    1998      1999
                            ----           ----       ----    ----      ----
Fixed charges:
  Interest expense on
  indebtedness
  (including
  amortization of debt
  expense and discount)        879        5,859     66,880    11,929    19,761

  Interest expense on
  portion of rent
  expense
  representative
  of interest                  127          756        904       458     1,813
                           -------     --------   --------   -------  --------

Total Fixed Charges          1,006        6,615     67,784    12,387    21,574
                           =======     ========   ========   =======  ========

Earnings (Loss):
  Net loss before
  provisions for
  income taxes             (13,633)    (138,054)  (281,471)  (38,558) (108,112)

  Fixed charges
  per above                  1,006        6,615     67,784    12,387    21,574
                           -------     --------   --------   -------  --------

Total Earnings (Loss)      (12,627)    (131,439)  (213,687)  (26,171) (86,538)

Ratio of Earnings to
  Fixed Charge              (12.55)      (19.87)     (3.15)    (2.11)    (4.01)
                           =======     ========   ========   =======  ========

Coverage deficiency        (13,633)    (138,054)  (281,471)  (38,558) (108,112)
                           =======     ========   ========   =======  ========